Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated June 29, 2010

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

*Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), which may be in June or July 2010, the settlement date may occur in July or August 2010 and the maturity date may occur in July or August 2015. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

June     , 2010

Units

Leveraged Index Return Notes®

Linked to a Gold and Silver Spot Price Basket,

due July , 2015

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date* June , 2010

Settlement Date* July , 2010

Maturity Date* July , 2015

CUSIP No.

105%—120% leveraged upside exposure to increases in the value of an equally weighted Basket comprised of the Gold Spot Price and the Silver Spot Price

1-to-1 downside exposure to decreases in the value of the Basket in excess of a Threshold Value, with up to 90% of the principal amount at risk

A maturity of approximately five years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Leveraged Index Return Notes®

Summary

The Leveraged Index Return Notes® Linked to a Gold and Silver Spot Price Basket, due July     , 2015 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors if the value of the Gold and Silver Spot Price Basket described below (the “Basket”) increases from the Starting Value of the Basket, which will be set to 100.00 on the pricing date, to the Ending Value of the Basket, determined on a calculation day shortly before the maturity date. The LIRNs are designed for investors with a view that the Gold Spot Price and the Silver Spot Price will increase over the term of the LIRNs, and who believe that the value of the Basket will increase sufficiently from the Starting Value to the Ending Value to provide a satisfactory return on the investment. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a repayment that is less, and potentially significantly less, than the Original Offering Price.

The Basket is comprised of the Gold Spot Price and the Silver Spot Price (each, a “Basket Component,” and together, the “Basket Components”). On the pricing date, each of the Basket Components will be given an initial weight of 50.00%.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately five years
Market Measure:	A Gold and Silver Spot Price Basket comprised of the Gold Spot Price (Bloomberg symbol: “GOLDLNPM”) and the Silver Spot Price (Bloomberg symbol: “SLVRLN”).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:

The closing value of the Basket on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described under “Ending Value—Commodity-Based Market Measures” beginning on page S-25 of product supplement LIRN-2.

Threshold Value:	The Threshold Value will be set to 90.00 (or 90% of the Starting Value) on the pricing date.
Participation Rate:	105% - 120%. The actual Participation Rate will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Downside Leverage Factor:	100%
Calculation Day:

The fifth scheduled Market Measure Business Day prior to the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption

Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon a Threshold Value equal to 90% of the Starting Value, and a hypothetical Participation Rate of 112.50% (the midpoint of the Participation Rate range of 105% to 120%). The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the return of a hypothetical direct, equally weighted investment in gold and silver, as measured by the Gold Spot Price and the Silver Spot Price, respectively.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Participation Rate, Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the hypothetical Participation Rate of 112.50% (the midpoint of the Participation Rate range of 105% to 120%), the Downside Leverage Factor of 100%, the Starting Value of 100.00 and the Threshold Value of 90.00.

Example 1 — The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	70.00
Threshold Value:	90.00

$10 –	[	$10 ×	(90.00 - 70.00)	× 100%	]	= $8.000
100.00

Redemption Amount (per unit) = $8.000

Example 2 — The hypothetical Ending Value is 95% of the Starting Value and is greater than the Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	95.00
Threshold Value:	90.00

Redemption Amount (per unit) = $10.000

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	104.00

$10 +	[	$10 × 112.50% ×	(104.00 - 100.00)	]	= $10.450
100.00

Redemption Amount (per unit) = $10.450

Example 4 — The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	150.00

$10 +	[	$10 × 112.50% ×	(150.00 - 100.00)	]	= $15.625
100.00

Redemption Amount (per unit) = $15.625

The following table illustrates, for the Starting Value of 100.00, the Threshold Value of 90.00 (90% of the Starting Value), and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to three decimal places); and
▪	the total rate of return to holders of the LIRNs.

The table below is based on the hypothetical Participation Rate of 112.50% (the midpoint of the Participation Rate range of 105% to 120%) and the Downside Leverage Factor of 100%. The actual Participation Rate will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the LIRNs
50.00	-50.00%	$6.000	-40.00%
60.00	-40.00%	$7.000	-30.00%
70.00	-30.00%	$8.000	-20.00%
85.00	-15.00%	$9.500	-5.00%
90.00(1)	-10.00%	$10.000	0.00%
96.00	-4.00%	$10.000	0.00%
98.00	-2.00%	$10.000	0.00%
100.00(2)	0.00%	$10.000	0.00%
102.00	2.00%	$10.225	2.25%
104.00	4.00%	$10.450	4.50%
110.00	10.00%	$11.125	11.25%
120.00	20.00%	$12.250	22.50%
130.00	30.00%	$13.375	33.75%
140.00	40.00%	$14.500	45.00%
150.00	50.00%	$15.625	56.25%

(1)	The Threshold Value will be set to 90.00, or 90% of the Starting Value, on the pricing date.

(2)	The Starting Value will be set to 100.00 on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Participation Rate and Ending Value, and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, may be less than a comparable investment directly in gold, silver, or any related futures contracts.

▪	You must rely on your own evaluation of the merits of an investment linked to the Gold Spot Price and the Silver Spot Price.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market for your LIRNs is not expected to develop.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Components.

▪	Changes in the levels of the Basket Components may offset each other.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to gold, silver, or any related futures contract.

▪	The Gold Spot Price and the Silver Spot Price may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in gold, silver, and related futures markets may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	Purchases and sales by us and our affiliates of gold, silver, or any related futures contract may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Risk Factors

There are risks associated with investing in gold, gold-linked, silver, or silver-linked LIRNs.

The Gold Spot Price and the Silver Spot Price are each derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold and silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold and silver, levels of gold and silver production and production costs, and short-term changes in supply and demand because of trading activities in the gold and silver markets. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the Gold Spot Price or the Silver Spot Price changes in laws or regulations may affect the value of the LIRNs.

Members of the London Bullion Market Association (the “LBMA”) set the Gold Spot Price and the Silver Spot Price and may adjust these prices in a way that adversely affects the value of the LIRNs. In setting the Gold Spot Price and the Silver Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price or the Silver Spot Price. Any change of this kind could cause a decrease in the Gold Spot Price or Silver Spot Price, which would adversely affect the value of the LIRNs.

In addition, the prices of gold and silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price or the Silver Spot Price and, as a result, could adversely affect the value of the LIRNs.

Other Terms of the LIRNs

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth beginning on page S-28 of product supplement LIRN-2.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in gold or silver, or futures contracts or options related to gold or silver, as applicable, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in gold or silver, or futures contracts or options related to gold or silver, as applicable, on the Relevant Market; or

(C) the failure of the LBMA (as defined above) to calculate or publish the official fixing price of gold or silver, as applicable, for that day (or the information necessary for determining the official fixing prices).

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of gold or silver, as applicable, or if such market is no longer the principal trading market for gold or silver or options or futures contracts for gold or silver, such other exchange or principal trading market for gold or silver as determined in good faith by the calculation agent which serves as the source of prices for gold or silver, and any principal exchanges where options or futures contracts on gold or silver are traded.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the value of the Basket will increase from the Starting Value to the Ending Value.

▪

You accept that your investment will result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Basket Components with no expectation of any benefits of owning gold, silver, or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning gold, silver, or any related futures contract.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the LIRNs. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight of 50.00% on the pricing date.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” beginning on page S-30 of product supplement LIRN-2.

If June 25, 2010 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
Gold Spot Price	GOLDLNPM	50.00%	1,254.00	0.03987241	50.00
Silver Spot Price	SLVRLN	50.00%	1,865.00	0.02680965	50.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component—Commodity-Based Basket Components” beginning on page S-31 of product supplement LIRN-2 if a Market Disruption Event occurs on the pricing date as to either Basket Component. The actual closing level and Component Ratio of each Basket Component will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(2)	These are the closing levels of the Basket Components on June 25, 2010.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on June 25, 2010 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component on the calculation day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to either Basket Component on the scheduled calculation day, the closing level of that Basket Component will be determined as more fully described beginning on page S-25 of product supplement LIRN-2 in the section “Description of LIRNs—The Starting Value and the Ending Value—Ending Value—Commodity-Based Market Measures.”

While historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2005 through May 2010, based upon month-end historical levels of each Basket Component and a Basket value of 100.00 on December 31, 2004. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the LIRNs may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the LIRNs.

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components have been derived from publicly available sources. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of either of the Basket Components.

The LIRNs are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the LIRN-2 product supplement, the MTN prospectus supplement, or the prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the LIRNs, prices at which the LIRNs are to initially be sold, or the quantities of the LIRNs to be issued or in the determination or calculation of the Redemption Amount. The LBMA has no obligation in connection with the administration, marketing, or trading of the LIRNs.

Each of the Gold Spot Price and the Silver Spot Price is determined on the London bullion market, as described below. The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction. An investment in the LIRNs does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The Gold Spot Price

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale.

The following graph sets forth the monthly historical performance of the Gold Spot Price in the period from January 2005 through May 2010. This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Gold Spot Price during any period set forth below is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On June 25, 2010, the Gold Spot Price was 1,254.00.

The Silver Spot Price

The Silver Spot Price is a benchmark price used in the markets where silver is sold. The Silver Spot Price is published by Bloomberg under the symbol SLVRLN. The Silver Spot Price is the official silver U.S. cents fixing per troy ounce of silver determined by three market-making members of the LBMA. The three current members meet by telephone each London business day at 12:00 p.m. London time to determine the Silver Spot Price. Currently, the three members are The Bank of Nova Scotia — ScotiaMocatta, Deutsche Bank AG, London branch, and HSBC Bank USA, N.A., London branch.

The following graph sets forth the monthly historical performance of the Silver Spot Price in the period from January 2005 through May 2010. This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Silver Spot Price during any period set forth below is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On June 25, 2010, the Silver Spot Price was 1,865.00.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Basket.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Basket. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Basket for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Basket for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined on page S-36 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.